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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Under the Securities Exchange Act of 1934

Clary Corporation
(Name of Issuer)
Dynamic Power Corporation—Offeror
(Name of Filing Persons (identifying status as offeror, issuer, or other person))
Common Stock $1.00 Par Value
(Title of Class of Securities)
182720102
(CUSIP Number)
John G. Clary 225 East Huntington Drive Monrovia, California 91016 (626) 305-9109
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
John A. Laco, Esq. O'Melveny & Myers LLP 400 South Hope Street Los Angeles, California 90071 Telephone: (213) 430-6544
Calculation of Filing Fee

Transaction Valuation	*Amount of Filing Fee
N/A	None required

*Set forth the amount on which the filing fee is calculated and state how it was determined

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No:

Filing Party:

Date Filed:

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

  ☒
  Third-Party tender offer subject to Rule 14d-1.

  ☐
  Issuer tender offer subject to Rule 13e-4.

  ☒
  Going-Private Transaction subject to Rule 13e-3.

  ☐
  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ADDMASTER CORPORATION
225 East Huntington Drive
Monrovia, California 91016

NOTICE OF ANNUAL MEETING

Dear Shareholder:

        On Monday, December 23, 2002, Addmaster Corporation, a California corporation, will hold its 2002 Annual Meeting at its corporate headquarters located at 225 East Huntington Drive, Monrovia, California 91016. The meeting will begin at 3:00 p.m (local time).

        Only holders who owned common shares at the close of business on the record date, November 6, 2002, can vote at the Annual Meeting or any adjournments that may take place. At the Annual Meeting, you will be asked to:

  1.
  Elect directors to the Board of Directors;

  2.
  Approve the acquisition of Clary Corporation by a corporation jointly owned by Addmaster and certain members of the John G. Clary family and the financing thereof; and

  3.
  Attend to other business properly presented at the meeting.

        The Board of Directors recommends that you vote "FOR" each of the proposals outlined in this proxy statement.

        A copy of our Annual Report, which included audited financial statements for the year ended May 31, 2002, is being mailed with this proxy statement. The approximate date of mailing for these proxy materials is November 27, 2002.

By order of the Board of Directors,

John G. Clary President and Chief Executive Officer
November 27, 2002

QUESTIONS AND ANSWERS

1.	Q:	What am I voting on?
	A:	You are being asked by the Board of Directors to vote on the following matters:
(1) The election of nominees to serve on the Board of Directors; and
(2)
The acquisition of Clary Corporation by a corporation jointly owned by Addmaster and members of the John G. Clary family and the financing thereof (as further described on pages 5-12 below, the "Acquisition").
These two matters are summarized beginning on page 3 and discussed more fully beginning on page 4.
2.	Q:	How does the Board of Directors recommend I vote on the proposal?
	A:	The Board of Directors recommends a vote FOR each of the nominees to serve on the Board of Directors and FOR the Acquisition. Please note that each member of the Board of Directors has a material financial interest in the Acquisition. See "Approval of Acquisition—Interests of the Clary Family."
3.	Q:	Who is entitled to vote?
	A:	Each common shareholder as of the close of business on the record date, November 6, 2002, is entitled to vote at the Annual Meeting.
4.	Q:	How do I vote?
	A:	Sign and date each proxy card you receive and return it in the prepaid envelope. You have the right to revoke your proxy at any time before the meeting by:
(1) notifying us in writing;
(2) voting in person; or
(3) returning a later-dated proxy card.
5.	Q:	Who will count the vote?
	A:	John P. Clary has been selected to act as the inspector of the election and will count the votes.
6.	Q:	What shares are included on the proxy card(s)?
	A:	The shares on your proxy card(s) represent ALL of your shares. If you do not return ALL of your proxy card(s), your shares will not be voted.
7.	Q:	What is required to approve each proposal?
	A:	As of the record date, 1,450,095 common shares were issued and outstanding. Each common shareholder is entitled to one vote for each share held.
Once a quorum has been established, the following votes are required to approve each proposal:
(1) For the election of directors, the three nominees who receive the most votes of the common shareholders at the Annual Meeting will be elected directors.
(2) A majority of the common shares (excluding the shares held by the directors interested in the Acquisition) at the Annual Meeting must be voted in favor of the Acquisition.

If a broker indicates on its proxy that it does not have discretionary authority to vote on a particular matter, the affected shares will be treated as not present and not entitled to vote with respect to that matter, even though the same shares may be considered present for quorum purposes and may be entitled to vote on other matters. In the absence of instructions, shares represented by valid proxies will be voted as recommended by the Board of Directors.

8.	Q:	What is a "quorum"?
	A:	A "quorum" is a majority of the outstanding shares entitled to vote. They may be present or represented by proxy. For the purposes of determining a quorum, shares held by brokers or nominees will be treated as present even if the broker or nominee does not have discretionary power to vote on a particular matter or if instructions were never received from the beneficial owner. These shares are called "broker non-votes." Abstentions will be counted as present for quorum purposes.
9.	Q:	Can I cumulate my votes for directors?
	A:	You cannot cumulate votes (i.e., cast a number of votes greater than the number of your shares) for directors unless (1) the nominee's or nominees' names were placed in nomination prior to the election and (2) you gave us notice prior to the commencement of voting of your intention to cumulate votes. As of the date of this proxy statement, we have not received this notice from any shareholders. If you decide to cumulate your votes, and you give us notice of your decision in time, you will be entitled to cast a number of votes equal to the number of shares you hold multiplied by three (the number of directors to be elected) in the case of the common shareholders. You may then decide to cast these votes for a single nominee or to distribute your votes among two or more nominees. Your proxy will permit each of John G. Clary, John P. Clary or Hugh L. Clary individually to cumulate votes if any shareholder decides to cumulate votes.
10.	Q:	How will voting on any other business be conducted?
	A:	Although we do not know of any business to be considered at the Annual Meeting other than the proposals described in this proxy statement, if any other business is presented at the Annual Meeting, your signed proxy card gives authority to John G. Clary, John P. Clary or Hugh L. Clary to vote on such matters at their discretion.
11.	Q:	Who is soliciting my proxy?
	A:	This solicitation is being made by the Board of Directors on behalf of the Company.

PROPOSALS YOU MAY VOTE ON

1.    Election of Directors

        There are three nominees for election this year. John G. Clary, John P. Clary and Hugh L. Clary have been nominated for election as directors by the common shareholders.

        All directors are elected annually and normally serve a one-year term until the next annual meeting. If any of the nominees become unavailable to stand for re-election at the Annual Meeting, the Board of Directors may designate a substitute. Proxies voting on the original nominee will be cast for the substitute.

        The Board of Directors unanimously recommends a vote FOR each of these nominees.

2.    Approval of Acquisition

        At the Annual Meeting, you will be asked to approve the Acquisition (and the financing of the Acquisition). For the Acquisition, a special acquisition corporation named Dynamic Power Corporation ("DPC") has been formed. Pursuant to a Share Exchange Agreement dated November 6, 2002 (the "Share Exchange Agreement"), between DPC and the Company and each of John G. Clary, Barbara P. Clary, John P. Clary, and Hugh L. Clary (the "Clary Family"), the Company and the Clary Family have committed to exchange all of their shares of Clary Corporation for newly issued shares of DPC capital stock. The Company owns 576,648 common shares, no Series A preferred shares, and 55,000 Series B preferred shares of Clary Corporation. Pursuant to a Note Agreement between the Company and DPC dated as of November 6, 2002 (the "Note Agreement"), the Company has committed to loan DPC up to $3.0 million. DPC intends to initiate an all-cash tender offer for all shares of Clary Corporation other than those owned by the Company or the Clary Family. The Note Agreement may be repaid by the issuance of additional common shares of DPC to the Company. Once DPC has acquired at least 90% of each class of the outstanding shares of Clary Corporation, it will execute a short-form merger with Clary Corporation and pay any remaining shareholders of Clary Corporation the same consideration as paid in the tender offer.

        The Board of Directors unanimously recommends a vote FOR the approval of the Acquisition.

NOMINEES FOR THE BOARD OF DIRECTORS
(Item 1 on the Proxy Card)

        The following table sets forth certain information regarding the nominees for election to the Board of Directors for a one-year term. John G. Clary, John P. Clary and Hugh L. Clary have been nominated for the three seats on the Board of Directors to be elected by the common shareholders.

Name	Age	Last Five Years
John G. Clary	76	Mr. Clary has been a director since 1962. Mr. Clary has been the President and Chief Executive Officer of Addmaster Corporation since 1962. He is also the Chairman of the Board of Clary Corporation, a manufacturer of electrical products. Mr. Clary is the father of John P. Clary and Hugh L. Clary.
John P. Clary	44
		Mr. Clary has been a director since 1984. Mr. Clary has been the Vice-President & Director of Engineering of Addmaster Corporation since 1984. Mr. Clary is also a director of Clary Corporation and is the son of John G. Clary and the brother of Hugh L. Clary. He holds a Ph.D. in Electrical Engineering from Stanford University.
Hugh L. Clary	42
		Mr. Clary has been a director since 1989. Mr. Clary has been a Vice-President and Secretary of Addmaster Corporation since 1989. Mr. Clary is also a director of Clary Corporation and is the son of John G. Clary and the brother of John P. Clary. He holds a Masters in Business Administration from Duke University.

BOARD OPERATIONS AND MEETINGS

        The Board of Directors held four meetings during the year ended May 31, 2002, and all directors attended all of the Board meetings. The Board of Directors does not have a compensation, auditing or nominating committee.

DIRECTORS' COMPENSATION

        Directors who are employees of the Company or its subsidiaries are not paid additional compensation for serving as directors. No retainer, consulting, or other fees (other than reimbursement for expenses incurred in attending Board of Directors and committee meetings) are paid to directors as consideration for their service in their capacity as directors.

APPROVAL OF ACQUISITION
(Item 2 on the Proxy Card)

        At the Annual Meeting, you will be asked to approve the Acquisition. For the Acquisition, a corporation named Dynamic Power Corporation ("DPC") has been formed, whose sole purpose is to facilitate the acquisition of all outstanding shares of capital stock of Clary Corporation not held by the Company or certain members of the Clary Family. Pursuant to the Share Exchange Agreement, the Company and each of John G. Clary, Barbara P. Clary, John P. Clary, and Hugh L. Clary have committed to exchange all of their shares of Clary Corporation for newly issued shares of DPC capital stock. Pursuant to the Note Agreement dated as of November 6, 2002 between the Company and DPC dated as of November 6, 2002 (the "Note Agreement"), the Company has committed to loan DPC up to $3.0 million in cash. DPC intends to initiate an all-cash tender offer for all shares of Clary Corporation other than those owned by the Company or the Clary Family. Once DPC has acquired at least 90% of each class of the outstanding shares of Clary Corporation, it will execute a short-form merger with Clary Corporation and pay any remaining shareholders of Clary Corporation the same consideration as paid in the tender offer.

Reasons for the Acquisition

        The management of the Company is attempting to increase the value of the Company by acquiring and managing Clary Corporation, a company with which the Company has an existing business relationship.

        The Company presently designs and manufactures a line of electronics power supply board level products. These products are sold to OEM's and serve as the basis for various Uninterruptible Power Systems (UPS). At the present time, the Company's primary customer for these products is Clary Corporation. This business is increasing for the Company, with our sales for the last four fiscal years to Clary Corporation of:

Year ending May 31	Sales to Clary Corporation
2002	$1,716,000
2001	$1,217,366
2000	$954,480
1999	$510,664

        In order to develop the market for our UPS board sets, the Company has already invested in Clary Corporation to a limited degree. The acquisition is intended to solidify and build on our past efforts. By owning and controlling Clary Corporation, the Company will accomplish three objectives:

  1.
  Assure current and future sales of our UPS board sets by controlling our primary customer for these products.

  2.
  Gain economic advantages from increased efficiencies with a combined company.

  3.
  Capture a larger economic percentage of the end-user sales.

        Controlling Clary Corporation would assure the Company an outlet for its UPS technology, allowing the Company to make necessary investments in future UPS products. Since Clary Corporation is presently a separate company, there is now no assurance that Clary Corporation will or can continue to purchase our UPS board sets. The Company would find it difficult to market these UPS products to other customers for a variety of reasons, and therefore the continued success of Clary Corporation is of importance to the Company.

        Combing the UPS operations of the Company and Clary Corporation would provide significant economic advances by providing greater efficiencies. These advantages would include:

  •
  Elimination of Clary Corporation's administrative costs associated with being a public company.

  •
  Elimination of redundant operating costs.

  •
  Reduced end-product manufacturing costs by integrating and then optimizing the manufacturing processes.

        Clary Corporation has been most successful at selling products into exacting environments, in particular the military and the transportation industries. Many of these sales are highly technical and require customization by both Clary Corporation and the Company. Combining the UPS operations of the two companies would afford the combination an increase the responsiveness to these types of customized sales. These customizations are necessary, but also most often involve fees paid by end-users and a merger would afford the Company access to a greater percentage of these fees.

        In sum, management feels that a combination of the Company's and Clary's UPS operations will be more valuable than the two operations are separately. The Company acquisition will allow the Company to more quickly and profitably grow is UPS board set product lines.

Section 310 of the California Corporations Code

        Shareholders of the Company are being asked to approve the Acquisition pursuant to Section 310 of the California Corporations Code. Section 310 contains provisions for approving contracts or other transactions between the Company and one or more of its directors, or between the Company and any corporation in which one or more of its directors has a material financial interest. Under Section 310, such contracts or other transactions will not be deemed void or voidable if the material facts to the transaction and as to such director's interest are fully disclosed or known to the shareholders and such contract or transaction is approved by the shareholders in good faith, with the shares owned by the interested director or directors not being entitled to vote on the approval or disapproval of any such contract or transaction.

        By approving the Acquisition, you will also be approving the Note Agreement, and the Share Exchange Agreement. A summary of both is included in this proxy statement. A copy of these agreements will be provided, free of charge, upon request to the Corporate Secretary, Addmaster Corporation, 225 East Huntington Drive, Monrovia, California 91016, (626) 358-2395 (phone), (626) 358-2784 (fax).

        By approving the Acquisition, you will also be authorizing the Company to convert any or all of its Series B preferred shares of Clary Corporation into common shares.

Clary Corporation

        Business.    Clary Corporation's operations are conducted through its Continuous Power Systems facility located in Monrovia, California. Clary Corporation produces a line of UPS systems ranging in size from 500VA to 6KVA. A UPS is a power system that can both smooth out voltage fluctuations maintain power under power blackout conditions. UPS's are designed to provide fifteen minutes or more (depending on the number of batteries) of support power to computers, medical or scientific products, communications systems, traffic signals or systems, or similar equipment should the utility power fail. While utility power is available, the UPS provides isolation from voltage or frequency transients that may disturb the systems operations.

        Clary Corporation markets the UPS line through trade publications, tradeshows, its web-site and telemarketing. However, Clary Corporation generally makes sales through distributors who sell the products to end-users. For the year 2001, Nova Power Systems, a significant distributor, accounted for approximately, twenty-five percent of the Clary Corporation's total sales.

        Clary Corporation assembles finished components and others materials to power its products. Relatively little fabrication of raw material is done by the company. Clary Corporation purchases raw materials and finished components used in production of its products, some of which are imported. Thus, Clary Corporation is dependent upon the ability of suppliers to meet performance specifications, quality standards and delivery schedules.

        Competition.    The markets for Clary Corporation's products are highly competitive. Clary Corporation is aware of approximately thirty competitors for UPS products. Many of these companies have greater financial resources than Clary Corporation. Clary Corporation competes primarily on the basis of the quality, reliability and technical sophistication of its products, although price remains an important factor. Clary Corporation attempts to locate niche markets for UPS products where customers require greater reliability.

        Substantially, all of Clary Corporation's products are subject of on-going modification and improvement and are subject to scientific and technical changes.

        Employees.    As of December 31, 2001, Clary Corporation employed 43 people, all of which were fulltime employees.

        Contact Information.    Clary Corporation's principal executive offices are located at 1960 South Walker Avenue, Monrovia, California 91016 and its telephone number is (626) 359-4486.

        Capitalization.    As of November 5, 2002, Clary Corporation had 2,407,419 outstanding common shares, 11,033 outstanding 5.5% cumulative convertible Series A preferred shares, and 55,000 outstanding 7% cumulative convertible Series B preferred shares. Clary Corporation has an employee incentive stock option plan which was adopted in 1996. Under the plan, Clary Corporation reserved 100,000 common shares for purchase by officers and key employees. During 2001, there were 20,000 options granted, and no shares exercised. At December 31, 2001, an aggregate of 34,000 common shares were issuable upon the exercise of options granted under the plan. The exercise price of options may not be less than the fair market value of the common shares at the time of grant. The options vest in annual installments, commencing one year after the date of grant and expiring five years after the date of the grant.

        The 5.5% cumulative convertible Series A preferred shares may be redeemed in whole or in part by Clary Corporation upon not less than 30 days notice, at $5.50 a share, plus accrued dividends to the date of redemption. The Series A preferred shares are convertible based on the ratio of 1.15 common shares for each Series A preferred share. As of September 30, 2002, Clary Corporation had 12,688 common shares reserved for conversion of Series A preferred shares. The Company does not own any of Clary Corporation's Series A preferred shares, but John G. Clary owns 5,761 Series A preferred shares.

        The 7% cumulative convertible Series B preferred shares may be redeemed, after the second anniversary of the date of issuance, in whole or in part, at the option of the Clary Corporation upon not less than 30 days notice at $10.00 a share plus accrued dividends to the date of redemption. The Series B preferred shares are convertible based on the ratio of 8.00 common shares for each Series B preferred share. The Series B preferred shares also have the right to vote together with holders of common shares as a single class on any and all matters with respect to which holders of common shares have voting or consent rights. As of September 30, 2002, Clary Corporation had 440,000 common shares reserved for the conversion of the Series B preferred shares. All of the Series B preferred shares are owned by the Company.

        In the event of liquidation, the holders of the Series A and Series B preferred shares have preferential rights to the assets of Clary Corporation.

        Related Transactions between the Company and Clary Corporation.    John G. Clary serves as the chairman of the board and president of Clary Corporation and is also a major shareholder of Clary Corporation. Mr. Clary is the president, director and a principal shareholder of the Company. During 2002, 2001, 2000 and 1999, the Company and Clary Corporation engaged in the transactions summarized below:

  •
  Clary Corporation purchases UPS power, control, and other related circuit board level products from the Company. These sales amounted to $1,795,000 in 2001, $1,152,000 in 2000, and $650,000 in 1999. See "Reasons for the Acquisition" for these amounts stated in terms of the Company's fiscal year.

  •
  During 1998, the Company loaned Clary Corporation $550,000. This amount was later exchanged for a $550,000 9% convertible subordinated note due January 31, 2000. On May 31, 1999, this note was converted into 55,000 Series B preferred shares.

  •
  During 1995, the Company loaned Clary Corporation $325,000 under a 10.75% secured promissory note due on demand. This note was transferred by the Company to its subsidiary Addmaster Financial Corporation in April 1998. An additional $75,000 was loaned by Addmaster Financial in November 1998 under a 10.75% demand note. The interest rate was subsequently reduced to 7% per annum. These notes are subordinate to bank indebtedness incurred by Clary Corporation and secured by a junior lien on all assets of Clary Corporation.

  •
  During 1995, the Company loaned Clary Corporation $400,000 in exchange for $400,000 9.5% convertible subordinated debentures due October 2000 (which in 1999 was extended to January 17, 2002). During 2002, this debenture was converted into 400,000 common shares of Clary Corporation.

  Clary Corporation's fiscal year ends December 31, while Addmaster Corporation's fiscal year ends May 31. The figures and dates given in this section refer to Clary Corporation's fiscal year.

  Amounts due to the Company from Clary Corporation at December 31 of each year, are included in the following balance sheet accounts:

	2001	2000	1999
Notes payable	$400,000	$400,000	$400,000
Accounts payable, related party	$251,000	$565,000	$283,000
Convertible subordinated debt	$400,000	$400,000	$400,000

        Available Information.    Clary Corporation is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith is obligated to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning Clary Corporation's directors and officers, their remuneration, stock options granted to them, the principal holders of its securities, any material interests of such persons in transactions with the company and other matters is required to be disclosed in Annual Reports filed on Form 10-K. Such reports are available for inspection at the public reference room at the SEC's office at 450 Fifth Street, N.W., Washington, D.C. 20549. Further information on the operation of the SEC's Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet worldwide web site that contains reports, proxy statements and other information about issuers, such as Clary Corporation, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        Clary Corporation Information.    The information concerning Clary Corporation contained in this Proxy Statement has been taken from or based upon publicly available documents on file with the SEC and other publicly available information and information provided by Clary Corporation. Although none of the Company, DPC, or members of the Clary Family have any knowledge that any such information is untrue, neither the Company, DPC nor any member of the Clary Family assumes any responsibility for the accuracy or completeness of such information or for any failure by Clary Corporation to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Description of the Transaction

        On November 6, 2002, DPC announced that it has proposed an offer to acquire all of the issued and outstanding shares of capital stock of Clary Corporation, including common shares issuable upon the exercise of employee stock options, for $2.00 net per share in cash. A copy of the press release is attached. Specific details on the offer are to be set forth in a formal Offer to Purchase, a related Letter of Transmittal and other relevant documents, which will be distributed to the Clary Corporation shareholders in the near future.

        The all-cash offer, which was made on November 6, 2002 to the Board of Directors of Clary Corporation, represents a 77% premium over the estimated un-weighted average trade of $1.13 per share during the previous three months. The trading range over this same period was $0.75 to $1.30 per share.

        The offer contemplates that Clary Corporation's shares will be acquired by DPC. DPC is a special acquisition company controlled by the Company and the Clary family. The Company and each member of the Clary family have executed binding agreements with DPC to transfer to DPC all of the Clary Corporation capital shares held by them. Each has also granted DPC an irrevocable proxy to vote their shares of Clary Corporation prior to the transfer. The Company and the Clary Family beneficially own 55.7% of the issued and outstanding shares of Clary Corporation.

        A Special Committee of the Board of Directors of Clary Corporation has been appointed to consider DPC's offer. The offer contemplates the negotiation and execution of a binding agreement prior to December 20, 2002, which contains customary terms and conditions for transactions of this type. The offer is conditioned upon, among other things, there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereto for the offer that number of shares which, when added to the shares owned by DPC, represents at least 90% of the total shares on an as-converted basis on the date of purchase (the "Minimum Condition"). If the Minimum Condition is not satisfied, the Company may choose to purchase no shares pursuant to the offer or to waive the Minimum Condition and purchase all the shares validly tendered and not properly withdrawn. The offer is also subject to the other conditions described in the offer to purchase, but is not subject to a financing condition.

        If the offer is successful and DPC owns at least 90% of the outstanding shares of each class on an as-converted basis on the date of purchase, DPC will effect a "short-form" merger under California law. A short-form merger does not require the approval of Clary Corporation's unaffiliated shareholders. In the merger, DPC will be merged with Clary Corporation, and any remaining shareholders of Clary Corporation will receive the same consideration as those shareholders who had tendered their shares in the Offer. The surviving entity will be a privately-held, corporation owned by the Company and the Clary family and its shares will be de-listed from the Pacific Exchange. It is expected that immediately following completion of the tender offer and short-form merger, if any, the operations of Clary Corporation will be conducted substantially as they currently are being conducted.

Interests of the Clary Family

        John G. Clary, John P. Clary, and Hugh L. Clary constitute the entire board of directors of the Company and each of them, along with certain members of their immediate family, have a material financial interest in the Acquisition. John G. Clary serves as the president, secretary, treasurer and sole director of DPC. John G. Clary also holds 5,761 Series A preferred shares of Clary Corporation.

        Upon successful completion of the tender offer and short-form merger, if any, and assuming that the Note Agreement is repaid in common shares of DPC, the Company will own 79.9% of the equity in Clary Corporation on a fully-diluted basis. John G. Clary, Barbara Clary, John P. Clary, and Hugh L. Clary will own 10.0%, 1.7%, 5.2%, and 3.2% of Clary Corporation, respectively.

The Note Agreement

        DPC will require approximately $3,000,000 to purchase all shares validly tendered and not withdrawn in the tender offer, to provide funding for the short-form merger which is expected to follow the successful completion of the tender offer in accordance with the terms and conditions of the merger agreement, and to pay related fees and expenses. The financing of the Acquisition and merger by the Company shall be pursuant to the Note Agreement. Pursuant to the Note Agreement, the Company has agreed to lend up to $3,000,000 to finance the purchase of the Clary Corporation common shares tendered and the subsequent short-form merger of DPC with and into Clary Corporation. As a result, the tender offer will not be not conditioned upon any financing arrangements. The amount of the loan commitment may be reduced at any time upon written notice, provided that the commitment is not less than the amount actually drawn under the Note at any time. DPC may choose to repay the Note by issuing the Company additional common shares of DPC, each such share valued at an amount equal to the offer price per common share of Clary Corporation in the tender offer. The Company may terminate its commitment to fund the loan (i) after the occurrence of an event of default under the Note Agreement or (ii) if the tender offer is not consummated.

The Share Exchange Agreement

        In order to consolidate the ownership of outstanding shares of Clary Corporation held by the Company and certain members of the Clary family, the Company and the Clary family entered into the Share Exchange Agreement with DPC. Pursuant to the Share Exchange Agreement, the Company and the Clary family have committed to exchange all of their shares of Clary Corporation for newly issued shares of DPC capital stock. The DPC shares are not transferable in absence of registration under the Securities Act of 1933.

        The Company and the Clary family have also granted DPC an irrevocable proxy to vote their shares of Clary Corporation prior to the transfer. DPC has agreed to vote these shares in favor of the proposed merger between DPC and Clary Corporation.

        It is intended that such arrangement will facilitate DPC's acquisition of 90% of each class of issued and outstanding shares of Clary Corporation allowing the short-form merger to occur. As a result of such merger, the Company and the Clary family will become the sole shareholders of Clary Corporation.

Conversion of Series B Preferred Shares

        DPC's offer to acquire Clary Corporation's shares is conditioned on the acquisition of at least 90% of the total shares of Clary Corporation. To facilitate the Acquisition, the Company may convert any or all of its Series B preferred shares of Clary Corporation into common shares so that this minimum requirement can be met. DPC may be unable to meet this requirement unless the Company converts its Series B preferred shares into common shares. The conversion, while increasing the total number of

Clary Corporation common shares, will allow DPC to acquire a greater percentage of those common shares.

        If the Company converts the Series B preferred shares into common shares, it will lose the benefits accompanying its status as a Series B preferred shareholder. If these shares are converted into common shares, the Company will not receive a liquidation preference from the Series B preferred shares or realize the current preferred stock dividend on those shares. A vote to approve the Acquisition authorizes the Company to convert its Series B preferred shares into common shares.

No Offer

        A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF CLARY CORPORATION CAPITAL STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF CLARY CORPORATION SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF CLARY CORPORATION CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV. SECURITY HOLDERS OF CLARY CORPORATION MAY ALSO OBTAIN COPIES OF THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE BY CONTACTING DPC WHEN THE DOCUMENTS BECOME AVAILABLE.

Vote Required

        Approval of the Acquisition requires the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote at the Annual Meeting. For purposes of Item 2 only, shares owned by the interested directors shall be disqualified from voting on Item 2 and shall not be considered outstanding for the determination of a quorum at the Annual Meeting to act upon Item 2.

OTHER MATTERS

        If any matters not referred to in this proxy statement should properly come before the Annual Meeting, the holders of your proxy will vote your shares in accordance with his or her judgment. We are not aware of any such matters which may be presented for action at the Annual Meeting. Your proxy may also vote your shares on matters regarding the conduct of the Annual Meeting.

        Enclosed with this proxy statement is our Annual Report for the year ended May 31, 2002. The Annual Report is enclosed for the convenience of shareholders only and should not be viewed as part of the proxy solicitation material. If any person who was a beneficial owner of common shares on the record date for the Annual Meeting desires additional copies of the Annual Report, the same will be furnished without charge upon receipt of a written request. The request should identify the person making the request as a shareholder as of the record date and should be directed to the Corporate Secretary, Addmaster Corporation, 225 East Huntington Drive, Monrovia, California 91016.

By Order of the Board of Directors

YOUR VOTE IS IMPORTANT

PLEASE SIGN, DATE AND RETURN
YOUR PROXY CARD
IN THE ENVELOPE PROVIDED
AS SOON AS POSSIBLE

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TABLE OF CONTENTS
QUESTIONS AND ANSWERS
PROPOSALS YOU MAY VOTE ON
NOMINEES FOR THE BOARD OF DIRECTORS
BOARD OPERATIONS AND MEETINGS
DIRECTORS' COMPENSATION
APPROVAL OF ACQUISITION
OTHER MATTERS